WADDELL & REED, INC. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Statement of Cash Flows

Year ended December 31, 2020

(In thousands)

Cash used by operating activities:		
Net income	$	4,272
Adjustments to reconcile net income to net cash used by operating activities:		
Writedown of impaired assets		3,432
Depreciation and amortization		11,568
Net purchases, maturities, and sales of trading securities		2,848
Investments gain, net		(349)
Deferred income taxes		(2,868)
Pension and postretirement plan expense		(2,199)
Other		2,891
Changes in assets and liabilities:		
Receivables from funds and separate accounts		625
Other receivables		(2,451)
Due from/to affiliates, net		(3,929)
Other assets		4,171
Accounts payable and payable to third party brokers		(5,739)
Payable to investment companies for securities and payable to customers		(8,762)
Accrued compensation		1,209
Income taxes payable		(3,217)
Other liabilities		(9,864)
Net cash used by operating activities		(8,362)
Cash used in investing activities:		
Proceeds from sales of property and equipment		2,271
Additions to property and equipment		(8,791)
Net cash used in investing activities		(6,520)
Cash used in financing activities:		
Return of capital to parent		(5,000)
Net cash used in financing activities		(5,000)
Net decrease in cash, cash equivalents, and restricted cash		(19,882)
Cash, cash equivalents, and restricted cash at beginning of year		150,702
Cash, cash equivalents, and restricted cash at end of year	$	130,820
Supplemental disclosure for cash flow information:		
Cash paid for:		
Income taxes, net	$	12,016
Interest	$	21

See accompanying notes to consolidated financial statements.